                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                               DYNEX CAPITAL, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                           (TITLE OF CLASS SECURITIES)

                                   26817Q506
                                 (CUSIP NUMBER)

                                MICHAEL R. KELLY
                                550 WEST C STREET
                               SAN DIEGO, CA 92101
                                 (619) 687-5000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 29, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

            IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON
          SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF
            THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF
        RULE 13D-1(e), 13D-1(f) OR 13D-1(g), CHECK THE FOLLOWING BOX. / /

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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COVER PAGES
-----------------------------                   ------------------------------
CUSIP NO. 26817Q506                   13D              PAGE   2   OF  4  PAGES
-----------------------------                   ------------------------------
------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
            California Investment Fund, LLC
            33-0688954
------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) /X/
                                                             (b) / /
------------------------------------------------------------------------------
      3     SEC USE ONLY
------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
            WC
------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                 / /
------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            State of California
------------------------------------------------------------------------------
   NUMBER OF            7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY           ------------------------------------------------------
   OWNED BY             8     SHARED VOTING POWER                     572,178
     EACH
   REPORTING            ------------------------------------------------------
  PERSON WITH           9     SOLE DISPOSITIVE POWER

                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                572,178

------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                          572,178
------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      / /
------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           5.00%

------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*
            OO
------------------------------------------------------------------------------

* See Instructions

-----------------------------                   ------------------------------
CUSIP NO. 26817Q506                   13D              PAGE   3   OF  4  PAGES
-----------------------------                   ------------------------------

------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Richard Kelly

------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                              (b) / /
------------------------------------------------------------------------------
      3     SEC USE ONLY

------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        / /
------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
------------------------------------------------------------------------------
   NUMBER OF            7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY           ------------------------------------------------------
   OWNED BY             8     SHARED VOTING POWER                     572,178
     EACH
   REPORTING            ------------------------------------------------------
  PERSON WITH           9    SOLE DISPOSITIVE POWER

                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                 572,178

------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                          572,178
------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                      / /
------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           5.00%

------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*
            IN
------------------------------------------------------------------------------
* See Instructions

-----------------------------                   ------------------------------
CUSIP NO. 26817Q506                   13D              PAGE   4   OF  4  PAGES
-----------------------------                   ------------------------------

------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
            Michael R. Kelly
------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                              (b) / /
------------------------------------------------------------------------------
      3     SEC USE ONLY

------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       /  /
------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
------------------------------------------------------------------------------
   NUMBER OF            7     SOLE VOTING POWER
     SHARES
 BENEFICIALLY           ------------------------------------------------------
   OWNED BY             8     SHARED VOTING POWER                     572,178
     EACH
   REPORTING            ------------------------------------------------------
  PERSON WITH           9     SOLE DISPOSITIVE POWER

                        ------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER                572,178

------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                          572,178
------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                     /  /
------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           5.00%
------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*
            IN
------------------------------------------------------------------------------

* See Instructions

ITEM 1.     SECURITY AND ISSUER.

Title of Class of
Equity Security:        Common Stock, $0.01 par value per share

Name of Issuer:         Dynex Capital, Inc. ("Dynex")
Address of              10900 Nuckols Road, 3rd Floor
Principal Office:       Glen Allen, Virginia  23060


ITEM 2.     IDENTITY AND BACKGROUND.

(a)   NAME OF PERSON FILING:

A. California Investment Fund, LLC, a California limited liability company. ("California Investment Fund ")

B.    Michael R. Kelly, an individual

C.    Richard Kelly, an individual
      (California Investment Fund, Michael R. Kelly, and Richard Kelly are collectively referred to herein as the "Reporting Persons")

This Schedule 13D is jointly filed pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission ("SEC") under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act") by: (i) California Investment Fund, LLC, by virtue of its direct beneficial ownership of Common Stock of Dynex; (ii) Michael R. Kelly, by virtue of his indirect beneficial ownership of Common Stock of Dynex via his ownership of half of the membership interests in California Investment Fund, LLC, and (iii) Richard Kelly, by virtue of his indirect beneficial ownership of Common Stock of Dynex via his ownership of half of the membership interests in California Investment Fund, LLC.

Certain information required by this Item 2 concerning the members and control persons of California Investment Fund, LLC is set forth on Schedule 1 attached hereto, which is incorporated herein by reference.

The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act.

(b)   RESIDENCE OR BUSINESS ADDRESS:

A. California Investment Fund, LLC. 550 West C Street, Suite 1000, San Diego, CA 92101. Also, see Schedule 1 attached hereto.


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



B. Michael R. Kelly. 550 West C Street, Suite 1000, San Diego, CA 92101. Also, see Schedule 1 attached hereto.

C. Richard Kelly. 550 West C Street, Suite 1000, San Diego, CA 92101. Also, see Schedule 1 attached hereto.

(c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF COMPANY IN WHICH EMPLOYMENT IS CONDUCTED:

A. California Investment Fund, LLC - California Investment Fund, LLC is a limited liability company primarily engaged in real estate and other types of investments.

B. Michael R. Kelly - Michael R. Kelly is the managing member of California Investment Fund, LLC a limited liability company involved in real estate and other types of investments. Also, see Schedule 1 attached hereto.

      The principal business and principal office of California Investment Fund, LLC is set forth under Item 2(b).

C. Richard Kelly is a member of California Investment Fund, LLC, a limited liability company involved in real estate and other types of investments. Also, see Schedule 1 attached hereto.

(d) WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule 1 to this
Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   CITIZENSHIP:

A. California Investment Fund, LLC - California. Also, see Schedule 1 attached hereto.

B.    Michael R. Kelly - United States of America

C.    Richard Kelly - United States of America


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To date, working capital of California Investment Fund, LLC has been used to purchase the Dynex securities at an approximate total cost of $3,033,549.30. No borrowings or other types of consideration other than cash has been used to date for these purchases. If and when future purchases of Dynex securities are made, the Reporting Persons may use a variety of sources of funds; however, the Reporting Persons have no present plan, arrangement, or understanding in connection with sources of funds for future purchases of the securities.


ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Persons' purposes for the acquisition of the Dynex securities may include, without limitation, plans or proposals such as the following: (1) dispositions of the Dynex securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Dynex or any of its subsidiaries; (3) a change in the present board of directors or management of Dynex; (4) change in the capitalization or dividend policy of Dynex; (5) a change in Dynex's charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Dynex to be delisted or not traded on an exchange, system or association; (7) causing a class of securities of Dynex to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (8) a corporate transaction, such as a merger, reorganization or liquidation involving Dynex or any of its subsidiaries; (9) a joint venture, partnership or management arrangement impacting Dynex, or any of its subsidiaries and/or affiliate entities or persons; (10) acquisitions of additional securities of Dynex; (11) other changes in Dynex's business or corporate structure; and (12) other actions similar to any of those listed above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)   AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

California Investment Fund, LLC is the direct beneficial owner of 572,178 shares of Common Stock, representing approximately 5.00% of Dynex's Common Stock. By virtue of the relationship between Michael R. Kelly, Richard Kelly, and California Investment Fund, LLC described in Item 2, Michael R. Kelly and Richard Kelly may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by California Investment Fund, LLC. Ownership percentages of Common Stock is based upon the common shares outstanding per Dynex's Form 10-Q Report for the Quarter ended September 30, 1999 (11,443,840 shares of Common Stock outstanding at October 31, 1999.)

(b)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE
POWER:

      A.    California Investment Fund, LLC:

            (i)   Sole power to vote or to direct the vote - 0

            (ii)  Shared power to vote or to direct the vote -- 572,178

            (iii) Sole power to dispose or to direct the disposition -- 0

            (iv)  Shared power to dispose or to direct the disposition --
                  572,178

      B.    Michael R. Kelly:

            (i)   Sole power to vote or to direct the vote -- 0

            (ii)  Shared power to vote or to direct the vote - 572,178

            (iii) Sole power to dispose or to direct the disposition -- 0

            (iv)  Shared power to dispose or to direct the disposition --
                  572,178

      C.    Richard Kelly:

            (i)   Sole power to vote or to direct the vote -- 0

            (ii)  Shared power to vote or to direct the vote - 572,178

            (iii) Sole power to dispose or to direct the disposition -- 0

            (iv)  Shared power to dispose or to direct the disposition --
                  572,178

(C) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:


---------------------------------------------------------------------------------------
REPORTING PERSON                    DATE OF           AMOUNT OF             PRICE PER
                                    PURCHASE          SECURITIES            SHARE ($)
                                                     PURCHASED (#)
---------------------------------------------------------------------------------------
California Investment Fund, LLC     3/17/00           36,600                3.877*
---------------------------------------------------------------------------------------


                                        9




---------------------------------------------------------------------------------------
REPORTING PERSON                    DATE OF           AMOUNT OF             PRICE PER
                                    PURCHASE          SECURITIES            SHARE ($)
                                                     PURCHASED (#)
---------------------------------------------------------------------------------------
California Investment Fund, LLC     3/20/00           33,400                4.341*
---------------------------------------------------------------------------------------
California Investment Fund, LLC     3/21/00           42,000                4.949*
---------------------------------------------------------------------------------------
California Investment Fund, LLC     3/23/00           20,000                4.479*
---------------------------------------------------------------------------------------
California Investment Fund, LLC     3/24/00           40,600                4.847*
---------------------------------------------------------------------------------------
California Investment Fund, LLC     3/27/00           19,200                5.211*
---------------------------------------------------------------------------------------
California Investment Fund, LLC     3/28/00          328,200                5.644*
---------------------------------------------------------------------------------------
California Investment Fund, LLC     3/29/00           52,178                5.750*

* Each of these transactions were effected through UBS AG in New York, NY.


(d) NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES.

(e)   NOT APPLICABLE.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 2 with respect to relationships between Richard Kelly, Michael R. Kelly, and California Investment Fund, LLC.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:        Agreement re Joint Filing of Schedule 13D

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: April 3, 2000           California Investment Fund, LLC, a California
                               limited liability company.

                               By: /s/ Michael R. Kelly
                               ----------------------------------
                               Michael R. Kelly
                               Its: Managing Member


Dated: April 3, 2000           Michael R. Kelly

                               By:/s/ Michael R. Kelly
                               -----------------------------------
                               Michael R. Kelly, as an Individual


Dated: April 3, 2000           Richard Kelly

                               By: /s/ Richard Kelly
                               -----------------------------------
                               Richard Kelly, as an Individual

                           SCHEDULE 1 TO SCHEDULE 13D

                           MEMBERS AND CONTROL PERSONS
                 INFORMATION FOR CALIFORNIA INVESTMENT FUND, LLC


Michael R. Kelly        Managing Member

Richard Kelly           Member

      (1) Each person is a citizen of the United States. Each person's principal office and principal business address is the same as that listed under Item 2(b) of Schedule 13D.

                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION


Exhibit A:        Agreement re Joint Filing of Schedule 13D

                                    Exhibit A
                    AGREEMENT RE JOINT FILING OF SCHEDULE 13D

Each of the undersigned hereby agrees:

1. Each of them is individually eligible to use Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

2. Each of them is responsible for the timely filing of such Schedule 13D and any further amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is in accurate.


Dated: April 3, 2000            California Investment Fund, LLC, a California
                                limited liability company.

                                By: /s/ Michael R. Kelly
                                ----------------------------------
                                Michael R. Kelly
                                Its: Managing Member


Dated: April 3, 2000            Michael R. Kelly

                                By: /s/ Michael R .Kelly
                                -----------------------------------
                                Michael R. Kelly, as an Individual


Dated: April 3, 2000            Richard Kelly

                                By: /s/ Richard Kelly
                                -----------------------------------
                                Richard Kelly, as an Individual